Norske Skog

Lysaker, 2004-04-20

United States Securities and Echange Commission
Washington DC 20549
USA

04024748

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on April 2, April 14 and April 15, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

dlw 5/4

Enclosure: Messages sent to Oslo Stock Exchange April 2, 14 and 15, 2004

Norske Skogindustrier ASA

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Norske Skog Corporate News

[illegible] Facility held [illegible]oday

Today, Norske Skog has signed a 5-year revolving credit facility of USD 500 million. The deal [illegible] has been entered with a syndicate of top-tier Nordic and International banks. The new credit facility will constitute part of Norske Skog's liquidity reserves, and replaces the existing undrawn USD 450 million transaction originally signed Dec 10, 1998.

Norske Skog has obtained competitive terms. The credit facility was arranged by Citigroup, Danske Bank, and HSBC.

[illegible], 15 April 2004

Oxenøen, 02. april 2004

The Corporate News is published by Norske Skog Corporate Communications.

Phone: +47-67599029
Email: hanne.aaberg@norskeskog.com

Corporate News

Norske Skog's General Meeting held today

Norske Skog:

Norske Skog's General Meeting was held today, April 15, 2004. All the items on the agenda were adopted.

Norske Skog shares will be quoted ex-dividend tomorrow, April 16, 2004.

Norske Skog aims to continue its expansion ... one of the world's leading suppliers of publication paper.

At the annual general meeting in Oslo today, chief executive ... the group will develop and reinforce its positions in Asian markets.

Norske Skog CorporateNews

PRESS RELEASE

Norske Skog: Improvement measures will be followed by future growth

Norske Skog aims to continue its expansion and retain its position as one of the world's leading suppliers of publication paper.

At the annual general meeting in Oslo today, chief executive Jan Oksum made it particularly clear that the group will develop and reinforce its positions in Asian growth markets.

Norske Skog ranks today as a global supplier and is thereby better placed than its competitors to serve markets from mills with the lowest costs delivered to customers.

Paper mills with good long-term competitiveness will be given priority in terms of investment and development.

Mr Oksum also reported on the Hebei project in China. This involves the construction of a new newsprint mill near Beijing, a region with some 100 million inhabitants, by the PanAsia joint venture owned 50 per cent by Norske Skog.

Due to provide an annual capacity of 330 000 tonnes, this facility is scheduled to become operational in the second half of 2005.

Chinese demand for newsprint has risen sharply in recent years, and the market is expected to continue expanding by almost eight per cent annually until 2010.

However, the principal focus at Norske Skog in 2004 will be to complete the Improvement 2003 programme. This is due to enhance results by NOK 2 billion compared with 2002.

Chairman Lars Wilhelm Grøholt noted that even though results for 2003 were weak, Norske Skog's margins are good by comparison with its competitors.

"We have initiated the measures needed to ensure that we can deliver good results in the future to shareholders, employees and other stakeholder," he said.

Oxenøen, 15 April 2004

The Corporate News is published by Norske Skog Corporate Communications.

Phone: +47-67599029
Email: hanne.aaberg@norskeskog.com